EXHIBIT 1.1

March 2000

RESTATED MEMORANDUM OF ASSOCIATION
OF
ELBIT SYSTEMS LTD.

1.	Name of Company:	Elbit Systems Ltd.
2.	Objectives of Company:	To engage in any objective permitted by law.
3.	Limitation of Shareholder Liability:	Shareholder liability is limited to payment of the nominal (par) value of unpaid issued share capital.
4.	Share Capital:	The share capital of the Company is 80,000,000 New Israeli Shekels (“NIS”), divided into 80,000,000 ordinary shares par value 1 NIS per share, which shares are equal in rights.
5.	Amendments to the Memorandum of Association:
The shareholders, at a General Meeting, may amend this Memorandum of Association, in whole or in part, by a vote of a majority of sixty-seven percent (67%) of the shares voted at the General Meeting, not taking into account abstentions.

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